UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CuriosityStream Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23130Q107

(CUSIP Number)

John Hendricks

Hendricks Factual Media LLC

8484 Georgia Ave.

Suite 700

Silver Spring, MD 20910

(301) 755-2050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23130Q107	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hendricks Factual Media LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
21,356,188
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
21,356,188
	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,356,188
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 23130Q107	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Hendricks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
22,252,345
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
22,252,345
	10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,252,345
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 23130Q107	13D	Page 4 of 6 Pages

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on February 12, 2021 (“Amendment No. 1”) (as amended, the “Schedule 13D”). Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

●	Hendricks Factual Media LLC, a Delaware limited liability company (“HFM”); and

●	John Hendricks, a United States citizen.

The Schedule 13D relates to the shares of common stock, $.0001 par value per share (the “Common Stock”) of CuriosityStream Inc., a Delaware corporation (the “Issuer”). Except as amended hereby, the disclosure in the Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 13D as previously filed.

The Original Schedule 13D inadvertently omitted 1,030,448 Shares (the “Escrow Shares”) held by HFM. The Escrow Shares were being held in escrow and were subject to forfeiture during the one-year period following the Merger to satisfy indemnification obligations and pending final working capital calculations. On February 22, 2021, 13,492 of the Escrow Shares were forfeited as a result of final working capital calculations. On October 18, 2021, the remaining 1,016,956 Escrow Shares were released from escrow to HFM.

This Amendment No. 2 is filed solely for purposes of correcting the above referenced omission.

Items 3, 4, 5 and 6 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Hendricks is the chairman of the board of directors of the Issuer. As of October 29, 2021, Mr. Hendricks directly beneficially owned 896,157 shares of Common Stock. In addition, as the manager of HFM, Mr. Hendricks may be deemed to be the indirect beneficial owner of an additional 21,356,188 shares held by HFM. Accordingly, Mr. Hendricks may be deemed to beneficially own, directly and indirectly, a total of 22,252,345 shares of Common Stock, or approximately 42.3% of the Issuer’s outstanding shares, based on 52,594,879 shares outstanding as of August 10, 2021.

The Original Schedule 13D inadvertently omitted 1,030,448 Escrow Shares held by HFM that were acquired on October 14, 2020 pursuant to an Agreement and Plan of Merger, dated August 10, 2020, as amended from time to time (the “Merger Agreement”), by and among CuriosityStream Inc. (“Legacy CuriosityStream”), Software Acquisition Group Inc., HFM and CS Merger Sub Inc. (“Merger Sub”), pursuant to which Merger Sub merged with and into Legacy CuriosityStream (the “Merger”), with Legacy CuriosityStream surviving the merger as a wholly owned subsidiary of Software Acquisition Group Inc. (which subsequently changed its name to CuriosityStream Inc.). The Escrow Shares were being held in escrow and were subject to forfeiture during the one-year period following the Merger to satisfy indemnification obligations and pending final working capital calculations. On February 22, 2021, 13,492 of the Escrow Shares were forfeited as a result of final working capital calculations. On October 18, 2021, the remaining 1,016,956 Escrow Shares were released from escrow to HFM.

The information set forth in Item 5 below is incorporated by reference herein.

CUSIP No. 23130Q107	13D	Page 5 of 6 Pages

Item 4. Purpose of Transaction.

The information set forth in Item 3 above is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares reported owned by each Reporting Person is based upon 52,594,879 shares outstanding as of August 10, 2021.

A.	HFM

(a)	As of the close of business on October 29, 2021, HFM beneficially owned 21,356,188 shares of Common Stock.

Percentage: Approximately 40.6%

(b)	1. Sole power to vote or direct vote: 21,356,188
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 21,356,188
4. Shared power to dispose or direct the disposition: 0

(c)	Item 5(c) is amended and supplemented as follows: On October 18, 2021, 1,016,956 Escrow Shares were released from escrow to HFM.

B.	John Hendricks

(a)	Mr. Hendricks, as the manager of HFM, may be deemed the indirect beneficial owner of the 21,356,188 shares owned by HFM. In addition, Mr. Hendricks is the direct beneficial owner of 896,157 shares of Common Stock.

Percentage: Approximately 42.3%

(b)	1. Sole power to vote or direct vote: 22,252,345
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 22,252,345
4. Shared power to dispose or direct the disposition: 0

(c)	Except as set forth in Item 3, Mr. Hendricks has not been party to any transactions in the shares during the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any of the shares reported herein. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Merger Agreement, the Escrow Shares were held in escrow for a period of twelve (12) months after the closing of the Merger to satisfy indemnification obligations and pending final working capital calculations. The Escrow Shares were held pursuant to the Escrow Agreement, dated as of October 14, 2020, by and among HFM, the Issuer and Citibank, N.A., as escrow agent. On February 22, 2021, 13,492 of the Escrow Shares were forfeited as a result of final working capital calculations. On October 18, 2021, the remaining 1,016,956 Escrow Shares were released from escrow to HFM.

CUSIP No. 23130Q107	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HENDRICKS FACTUAL MEDIA LLC

/s/ John Hendricks
Insert Name

Manager
Insert Title

November 3, 2021
Insert Date